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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO
                                   (Rule 13e4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 2 - Final Amendment)

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                                FUTURELINK CORP.
                       (Name of Subject Company (Issuer))

                                   -----------

                                FUTURELINK CORP.
                        (Name of Filing Person (Offeror))

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 Options Under FutureLink Corp.'s Second Amended and Restated Stock Option Plan
              to Purchase Common Stock, Par Value $.0001 Per Share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                   -----------

                                   36114 Q 208
                (CUSIP Number of Underlying Class of Securities)

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                                   copies to:
        Howard E. Taylor                         John F. Della Grotta, Esq.
    Chief Executive Officer                         Stephen D. Cooke, Esq.
        FutureLink Corp.                   Paul, Hastings, Janofsky & Walker LLP
     2 South Pointe Drive                    695 Town Center Drive, 17th Floor
     Lake Forest, CA 92630                   Costa Mesa, California 92626-1924
      Tel: (949) 672-3000                           Tel: (714) 668-6200
                                                    Fax: (714) 979-1921

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE
================================================================================

    Transaction Valuation*                            Amount of Filing Fee
    ---------------------                             --------------------
         $79,272,344                                         $15,854

================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,679,163 shares of common stock of FutureLink Corp. having a weighted average exercise price of $8.19 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount previously paid:             $15,854
           Form or Registration No.:           005-56297
           Filing party:                       FutureLink Corp.
           Date filed:                         February 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This Final Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO, as amended (the "Tender Offer Statement"), filed with the Securities and Exchange Commission on February 12, 2001, by FutureLink Corp., a Delaware corporation, ("Company") and reports the final results of the offer by Company to exchange outstanding employee options to purchase shares of its common stock, par value $.0001 per share, granted on or before January 31, 2001 under Company's Second Amended and Restated Stock Option Plan (the "Option Plan") for new options to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated February 12, 2001 and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Tender Offer Statement is hereby amended and supplemented as follows:

The offer expired at 5:00 p.m., Los Angeles time, on Thursday, March 15, 2001. Pursuant to the Offer to Exchange, we accepted for exchange 2,309,158 options to purchase our common stock , representing 23.9% of the options that were eligible to be tendered in the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, we will grant 89 options to purchase an aggregate of 2,309,158 shares of common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders.


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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   FutureLink Corp.


                                                   /s/ Howard E. Taylor
                                                   -----------------------------
                                                       Howard E. Taylor
                                                       Chief Executive Officer


Date: March 16, 2001


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